KAYE SCHOLER LLP

Garth B. Thomas
212 836-7812
Fax 212 836-6627
gthomas@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com


03024888

July 28, 2003

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Submission
File No.: 82-3916

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: the Company's July 28, 2003 press release discussing the Company's 2003 First Half Sales.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Garth B. Thomas

dlw 7/30

cc: Mr. Alain LeMarchand
Ms. Helene Martin
Fred Marcusa, Esq.
Ken Mason, Esq.


LAGARDERE



Press Release

2003 FIRST HALF

LAGARDERE MEDIA REVENUES GROW BY +4.3%
(on a comparable basis)

The Book and Radio/Television (Lagardere Active Broadcast) activities grow very nicely during the first half of 2003. However, the Magazine activity softened, in particular in the U.S., as advertisers took a wait and see attitude during the war in Iraq. The Distribution activity suffered from the same cause compounded by the impact of the SARS, as well as the strikes in France.
Globally, and as a result of the quality and good balance of its media portfolio, Lagardère Media achieved a 4.3% sales growth rate on a like for like basis.
In an economic environment overshadowed by a significant decline of the US dollar (approximately 19% versus the first half 2002), total Lagardère Media revenues decreased slightly (-1.1%).

Consolidated LAGARDERE SCA revenues experienced a decline of -10.4% as a result of the deconsolidation, effective January 1st 2003, of Matra Automobile, as well as a decline of the EADS activity.

	Revenues (M€)		Total Variance 02/03	Variance 02/03 on a comparable basis(*)
	06.30.03	*06.30.02*		
. LAGARDERE MEDIA	3,861	*3,905*	(1.1)%	4.3%
. AUTOMOBILE	-	*550*	(100)%	NS
. EADS	1,941	*2,019*	(3.9)%	NA
LAGARDERE SCA	**5,802**	***6,475***	**(10.4)%**	**NA**

(*) *excluding changes in group structure and the effect of exchange rates*
NS: not significant; NA: not available

Lagardère Media revenues, excluding changes in group structure, were down -1%. Excluding as well the effects of exchange rates, the growth rate is +4.3%. On an unadjusted basis, Lagardère Media revenues were down by -1.1%.

- Hachette Livre experienced a robust internal growth rate -double digits- as a result of its dynamic sales in France and the success of its "part-works" division in Europe.

- Hachette Filipacchi Médias presents a mixed performance. After having benefited during most of the first quarter from a turnaround in the advertising market that began in the fourth quarter of 2002, in particular in the U.S., the Magazine activities are now experiencing a wait and see attitude by the advertisers since the beginning of the war in Iraq, compounded by uncertainties over the evidence of an economic recovery.
  In total, for the first half of 2003, Hachette Filipacchi Médias experienced a growth rate, on a like for like basis, close to 2% following two years of consecutive decline.

- After a good start earlier this year, Hachette Distribution Services has been facing an exceptionally difficult economic environment, in particular in its travel retail business (in airports as a result of the war in Iraq and SARS, and in the train and subway stations in France as a result of the repetitive strikes in May and June). However, as a result of the strong growth in the Eastern European activities as well as the development of the "Virgin Megastore" network in France (new store openings in Montpellier, Nice, Toulouse, Nantes, Melun-Sénart and Paris Barbès since November 2001), HDS experienced an internal growth rate of 4% for the first half of 2003.

- Lagardere Active revenues grew organically by close to 6%.
  The Radio activity, which had a mixed performance from one month to the other, had nevertheless revenue growth greater than 2% for the first half of 2003. Visibility remains poor.
  During the same period, the Television activities experienced a double digit growth rate as a result of the dynamism of the Production division as well as the success of the thematic channels and CanalSatellite, their main distribution platform.

Despite its strong impact on revenues, the decline of the dollar will have a limited impact on the Lagardère Media profitability. In fact, the activities that are exposed to a US dollar risk are located in the U.S. and thus have costs in US dollars as well. As a result, the US dollar risk is limited to the profit, which, in addition, is partially covered by hedging contracts.

As a result of the organic growth in revenues experienced for the first half, Lagardère Media expects to meet its operating income growth target for 2003.

Revenues for the "**EADS**" line represents 15.07% of EADS sales.
In accordance with the French accounting standards used by Lagardère SCA, when hedging against exchange rate fluctuations, sales generated in foreign currencies are converted at a rate determined by the hedging instrument (rather than at the current exchange rate). EADS sales were restated to conform to these standards.
Revenues declined by 3.9% in the first half 2003. As expected, this decline is the result of, essentially, the Airbus division which delivered 149 airplanes in 2003 versus 160 during the same period last year, as well as the US dollar weakening. This decline was nevertheless partially compensated by the improvement experienced by the defense activities.
In addition, EADS maintains its objective for revenue figures in 2003 in the same range as 2002 -on the basis of a Euro to Dollar exchange rate of 1.10.

Paris, July 28, 2003

Press Contacts

Thierry Funck-Brentano	tel.: 33 1 40 69 16 34	tfb@lagardere.fr
Arnaud Molinié	tel.: 33 1 40 69 16 72	amolinie@lagardere.fr

Investor Relation Contact

Alain Lemarchand	tel:. 33 1 40 69 18 02	alemarchand@lagardere.fr